[MAI Wealth Advisors, LLC Letterhead]

September 20, 2012

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

     RE:     Expense Limitation Agreement

Dear Mr. Hong:

MAI Wealth Advisors, LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding other expenses, taxes, leverage interest, acquired fund fees and expenses, dividends or interest on short positions, other interest expenses, brokerage commissions, and extraordinary expenses such as litigation) for the Dividend Plus+ Income Fund (the "Fund") Investor Class and Institutional Class and do not exceed 1.24% and 0.99%, respectively, the period from January 1, 2013 through January 1, 2014.

This agreement can only be terminated or amended upon the approval of the Forum Funds Board of Trustees (the "Board") and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination to the Board at least 90 days prior to the end of the then current term.

Very truly yours,

By: /s/ Richard Buoncore
Name: Richard Buoncore
Title: Managing Partner